Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

---

20 February 2012
ASX ANNOUNCEMENT

Mission NewEnergy to Report Second Quarter Fiscal 2012 Financial Results on Tuesday, February 21, 2012

Mission NewEnergy Limited (NASDAQ: MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, today announced that the Company will report financial results for the second quarter of fiscal 2012 ended December 31, 2011, on Tuesday, February 21, 2012. The Company will host a conference call to discuss these results at:

- 5:00 p.m. USA Eastern Standard Time on Tuesday, February 21, 2012
- 6:00 am Western Australia Standard Time, Wednesday February 22, 2012

Mission participants will include Nathan Mahalingam, Chief Executive Officer, Guy Burnett, Chief Financial Officer and James Garton, Head of Corporate Finance.

To participate in the conference call, please dial 888-338-8373 (U.S.), +1 973-872-3000 (international), or 1800-637-926 (Australia) and reference the conference ID access code 53953177. The presentation will also be available via a live webcast at http://investor.shareholder.com/media/eventdetail.cfm?eventid=109857&CompanyID=AMDA-G9CX6&e=1&mediaKey=E44FB7072A8E5944B967BD47573ED364

A replay of the webcast will be available in the investor centre section of the Company's website at www.missionnewenergy.com, approximately two hours after the conclusion of the call and remain available for approximately 60 calendar days.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and Jatropha plantation company. At full capacity we can produce 105 million gallons of biodiesel. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit www.missionnewenergy.com or contact:

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com